                       U.S. Securities and Exchange Commission
                                Washington, D.C. 20549


                                      FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                   BUSINESS ISSUERS
          UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            LIGHTTOUCH VEIN & LASER, INC.
                    (Name of Small Business Issuer in its charter)

               NEVADA                                 87-0575118
  (State or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation or organization)

                    10663 MONTGOMERY ROAD, CINCINNATI, OHIO 45242
                 (Address of principal executive offices)  (Zip Code)

                      Issuer's telephone number: (513) 891-8346

           Securities to be registered under Section 12(b) of the Act: NONE

             Securities to be registered under Section 12(g) of the Act:

                            COMMON STOCK, $0.001 PAR VALUE
                                   (Title of class)

                                        PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

     LightTouch Vein & Laser, Inc. (formerly Strachan, Inc.) (the "Company") was organized under the laws of the State of Nevada on May 1, 1981. Effective October 1, 1999, it acquired LightTouch Vein & Laser, Inc. ("LightTouch"), a company incorporated on March 12, 1997 under the laws of the State of Ohio. Effective October 22, 1999, Strachan, Inc. changed its name to LightTouch Vein & Laser, Inc. The Company's offices are located at 10663 Montgomery Road, Cincinnati, Ohio 45242, and its telephone number is
(513) 891-8346. Its registered office and records are located at One East First Street, Reno, Nevada.

     The Company, through LightTouch, its wholly-owned subsidiary, provides aesthetic laser and cosmetic surgery services in the Cincinnati, Ohio, area. Since Ohio law mandates that a professional association may render professional services only through officers, employees, and agent who are themselves duly licensed, certified, or otherwise legally authorized to render the professional service, LightTouch has engaged Vein & Laser Center, Inc. as the actual provider of all medical services. LightTouch provides administrative support services to this medical practice.

     Vein & Laser Center, Inc. is an Ohio corporation. Colin C. Herd, M.D., a principal shareholder of the Company, is its president and sole shareholder. Under the terms of a Medical Director and Administrative Services Agreement entered into as of July 30, 1997, Vein & Laser has sole responsibility for all medical and professional matters relating to the operations of the medical practice and LightTouch's laser center. Vein & Laser carries its own professional liability insurance coverage. LightTouch is responsible for billing and collecting payments from patients, scheduling patient appointments, assisting with record keeping functions, and providing medical support staff. LightTouch carries the property damage insurance protecting the center's premises and personal property located therein, as well as general liability insurance. LightTouch is obligated to pay Vein & Laser the amounts it collects on behalf of Vein & Laser. A minimum weekly amount is paid by LightTouch to Vein & Laser and the parties reconcile the accounts after each calendar quarter.

SERVICES OFFERED

     LightTouch offers the following types of aesthetic laser and cosmetic surgery services:

     1. Cosmetic laser procedures (approximately 54% of sales) include facial resurfacing (removal of freckles, age spots, moles, warts, and birthmarks), laser treatment for scar improvement and stretch marks, laser hair removal, and laser tooth whitening.

     2. Vein treatments (approximately 28% of sales) refers to laser vein elimination to treat conditions such as spider veins.

     3.   Hair replacement (approximately 10% of sales)

     4. Body contouring (approximately 8% of sales) includes liposuction, body wraps, and therapeutic massage treatments.

     All of the services are rendered at LightTouch's offices.

     LightTouch also operates a mobile laser rental service under the name Tri-State Mobile Laser Services, through which it rents mobile laser equipment to physicians and hospitals within a 600-mile radius of Cincinnati.

MARKETING AND ADVERTISING

     The target market for LightTouch's services is generally comprised of men and women between the ages of 35 and 55 who have discretionary income.

     LightTouch employs both in-house and outside marketing efforts, which include yellow page advertising, internal point of sale materials, and selected broadcast vehicles. In addition, an infomercial is currently being developed.

COMPETITION

     Management of the Company believes that cosmetic laser services will attract more competitors since this field is gaining in popularity and acceptance by consumers. Also, management believes that the cost of cosmetic lasers will decrease, enabling others to enter the market. There can be no assurance with LightTouch will be able to compete with others who will enter the market.

     Currently, LightTouch competes with a few other centers in the greater Cincinnati area which offer the full range of services offered by LightTouch. There are also numerous other businesses which offer one or more of the services. Some businesses focus exclusively on one type of service, such as hair replacement centers, and other businesses offer a service as a complement to others. For example, many day spas offer body wraps and massage treatments in addition to beauty salon services.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES

     The body wraps used by LightTouch are used under a license agreement with VMM Enterprises, Inc., an unrelated third party. Under the terms of the License and Distribution Agreement dated August 26, 1998, LightTouch was required to pay an initial fee of $9,950 in exchange for an exclusive license to use the body wrap products in the greater Cincinnati area.

Government Approvals and Regulation

     The practice of medicine is highly regulated, primarily by state regulatory authorities. The growing popularity of cosmetic laser procedures has attracted concern from regulatory authorities. While the American Board of Plastic Surgery requires a five-year surgical residency, anyone with a medical degree can perform cosmetic procedures. Further, many procedures are performed in offices rather than in hospitals. Should an emergency arise during the procedures, offices may not be equipped to handle the emergency. Lastly, authorities are concerned about the growing trend in multiple procedures, such as combining a face-lift with liposuction, which may keep patients on a surgical table too long, putting them at risk for complications. Certain states have initiated stricter regulations for in-office surgeries. Management of the Company is not aware of any stricter regulations being considered in the State of Ohio. However, here can be no assurance that stricter regulations will not be enacted in the future, impairing LightTouch's business.

     LightTouch, via Vein & Laser Center, Inc., does not perform any plastic surgery procedures. It performs only cosmetic services.

EMPLOYEES

     As of December 31, 1999, the Company had 20 employees, 18 of which were full-time. LightTouch has employment agreements with its employees which contain provisions relating to the nondisclosure of company trade secrets and confidential information and non-competition after termination. During the two-year period following termination of employment, employees agree not to hire other employees of LightTouch, solicit any business of LightTouch, or engage in any business that competes with LightTouch anywhere within 200 miles of any LightTouch location. LightTouch has initiated legal proceedings against former employees to enforce the provisions of employment contracts. See Part II - Item 2. Legal Proceedings.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The acquisition of LightTouch effective October 1, 1999 has been accounted for as a reverse acquisition with LightTouch being the deemed acquiror for accounting purposes. The transaction has been accounted for as the issuance of shares by LightTouch for the net assets of the Company. Accordingly, the financial statements included with this registration statement reflect the financial position, results of operations, and cash flows of LightTouch from August 1, 1997, consolidated with those of the Company from October 1, 1999.

     The Company's fiscal year end is December 31. The following is a summary of certain selected financial information based on the pro forma combined financial statements as of and for the nine months ended September 30, 1999, as of and for the year ended December 31, 1998, and as of and for the period from August 1, 1997 to December 31, 1997. Reference should be made to the financial statements attached to this registration statement to put the following summary in context.

BALANCE SHEET DATA:

                               SEPTEMBER 30, 1999      DECEMBER 31, 1998      DECEMBER 31, 1997
                               ------------------      -----------------      -----------------
 Working capital                   $ 106,893               $(185,196)             $(223,327)
 Long-term debt............        $       0               $  86,297              $       0
 Total assets..............        $ 362,976               $ 129,170              $  63,995
 Shareholders' equity
   (deficiency)............        $ 294,284               $(218,169)             $(182,381)


STATEMENT OF OPERATIONS DATA:

                                NINE MONTHS ENDED            YEAR ENDED         AUGUST 1, 1997 TO
                                SEPTEMBER 30, 1999       DECEMBER 31, 1998      DECEMBER 31, 1997
                                ------------------       -----------------      -----------------
 Net sales.................        $ 1,980,463              $ 1,830,128            $  609,880
 Income (loss) from
    operations.............        $   (55,123)             $   (81,797)           $ (267,381)
 Net income (loss).........        $  (137,546)             $  (207,788)           $ (272,381)


RESULTS OF OPERATIONS

     LightTouch has experienced increased sales since it began operations in August 1997. On an ANNUALIZED basis, net sales from increased from approximately $1,460,000 in 1997 to $1,830,000 in 1998 and $2,640,000 in
1999. Management believes that the increase in sales from 1997 to 1998 was due to an increase in sales staff, and that the increase from 1998 to 1999 was due to more experienced sales personnel and expanding the kinds of services offered to patients. During 1999, LightTouch introduced therapeutic massage (for body contouring), tooth whitening laser treatments, and power facial peel treatments.

     As a result of increased sales revenues, losses from operations and net losses are decreasing with each year. On an ANNUALIZED basis, the loss from operations decreased from approximately $640,000 in 1997 to $82,000 in 1998 and $73,500 in 1999. Also on an ANNUALIZED basis, the net loss decreased from approximately $650,000 in 1997 to $210,000 in 1998 and $180,000 in 1999.

     Management is not aware of any other known trends, events, or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. While the operations of LightTouch appear to be improving, there can be no assurance that the Company will be profitable. LightTouch only recently began operations in August 1997 and it is engaging in a business industry which is also relatively new.

LIQUIDITY AND CAPITAL RESOURCES

     Since August 1997, LightTouch has been financed primarily through the sale of stock and loans from its officers. Proceeds from the sale of stock were $172,000 during the year ended December 31, 1998 and $650,000 during the nine months ended September 30, 1999. At December 31, 1998 and September 30, 1999, amounts owed to related parties were $249,140 and $-0-, respectively.

     At September 30, 1999, the Company had working capital of $106,893, as compared to a working capital deficiency of $185,196 at December 31, 1998. The improvement was due large part to the conversion of $300,000 in debt to equity by Gregory F. Martini, the sole officer and director and a principal shareholder of the Company. See Part I - Item 7. Certain Relationships and Related Transactions. In addition, LightTouch sold shares for gross proceeds of $200,000.

     Management is not aware of any known trends, events, or uncertainties that could have a material impact on the Company's short-term or long-term liquidity. Management expects to address any future liquidity needs through the issuance of debt and/or equity securities, bank loans, loans from shareholders, and lease financing of equipment. There can be no assurance that any such financing will be available when needed and on terms favorable to the Company. At this time, the Company does not have any material commitments for capital expenditures.

PLAN OF OPERATION

     The Company proposes to grow by acquiring established facilities that have an existing physician with experience in laser and vein treatments, a cosmetic orientation towards the practice, break-even or profitable operations, and a strong interest in having an ownership interest in the Company. Management believes that it can build a strong brand name recognition for centers and create operating efficiencies through economies of scale. As of the date of this registration statement, there were no agreements, understandings, or arrangements for any such acquisitions.

ITEM 3.   DESCRIPTION OF PROPERTY.

     Neither the Company nor LightTouch owns any real property. LightTouch leases approximately 6,000 square feet of medical office space in Cincinnati, Ohio, from Intram Investment Corporation, a stockholder of LightTouch. The lease expires July 31, 2007, and requires monthly lease payments of $10,000, adjusted each August 1. The base rent is currently $10,000 per month. See
Part I - Item 7. Certain Relationships and Related Transactions.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of December 31, 1999:

 NAME AND ADDRESS OF OWNER          NUMBER OF SHARES OWNED    PERCENT OF CLASS (1)
 -------------------------          ----------------------    --------------------
 Gregory F. Martini                    2,965,057 (2)(3)            39.53%
 10826 Omaha Trace
 Union, KY 41091

 Colin C. Herd, M.D.                   2,628,129 (3)(4)            34.14%
 11375 Brittany Woods
 Cincinnati, OH 45249

 Officers and Directors as a group     2,965,057 (2)               39.53%
 (1 person)


(1) This table is based on 7,500,002 shares of Common Stock outstanding on December 31, 1999. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from December 31, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(2) Includes 134,775 shares owned of record by Intram Investment Corporation, a company owned and controlled by Mr. Martini, and 2,830,282 shares owned of record by Plymouth Partners, LP, a Delaware limited partnership. Mr. Martini is the president of the corporate general partner of Plymouth Partners, LP.

(3) Mr. Martini and Dr. Herd may be deemed to be the "parents" of the Company within the meaning of the rules and regulations under federal securities laws.

(4) Includes 202,164 shares owned of record by various trusts for Dr. Herd's children for which his wife serves as trustee.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

 NAME                            AGE         POSITION
 Gregory F. Martini              38          President, Secretary , Treasurer,
                                             and Director

     The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when the director's successor is elected and qualified. No date for the next annual meeting of stockholders is specified in the Company's Bylaws, nor has a meeting been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, which is expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualified.

     GREGORY F. MARTINI, has been the sole officer and director of the Company since January 20, 1999. He has been the Treasurer, and a director of LightTouch since its inception in March 1997, and was the President from March 1997 to December 1999 . In December 1999, he took on the positions of Chief Executive Officer and Chief Financial Officer for LightTouch. He has also been the president and a director of Intram Investment Corporation, a private corporation located in Union, Kentucky, which renders investment advice to individuals and firms. From May 1996 to June 1998, Mr. Martini was the managing director and head of high yield capital markets for Union Bank of Switzerland, New York, New York. He was employed by Citicorp Securities, Inc., New York, New York, in a similar capacity from June 1993 to April 1995.
 While at Citicorp he was responsible for 30 professionals in sales, research, and trading, and managed over $250 million of inventory in high yield securities. From October 1989 to September 1991, he was a managing director at BT Securities, New York, New York, where he had responsibility for managing that firm's high yield debt securities. Mr. Martini was vice president, high yield securities for Salomon Brothers, New York, New York, from April 1986 to October 1989. From June 1983 to April 1986, he was a portfolio manager of fixed income securities for Union Central Life Insurance Co., Cincinnati, Ohio. Mr. Martini received a bachelors degree in finance and accounting from Xavier University in Cincinnati, Ohio, in 1984, and received his designation as a chartered financial analyst (CFA) in 1987.

     Mr. Martini may be deemed to be the "promoter" of the Company within the meaning of the Rules and Regulations under federal securities laws.

KEY EMPLOYEES

     DR. COLIN C. HERD has been the Secretary and a director of LightTouch since July 1997, and the President since December 1999. In addition, he serves as the Medical Director of LightTouch. Dr. Herd founded The Vein and Laser Center of Cincinnati in July 1996. He was the first in the Cincinnati area to perform laser facial rejuvenation procedures. Dr. Herd received his Bachelor of Science degree in 1979 and his medical degree in 1983 from the University of Toronto. Originally starting practice in primary care, including an extensive amount of obstetrics, he later focused on sclerotherapy, a non-surgical treatment for problem veins, and laser treatment for veins. In 1994, he became a member and fellow of the American Society for Lasers in Medicine and Surgery, which is dedicated to education in laser applications. From 1990 to 1993, Dr. Herd worked as an assistant and preceptor in a center that exclusively performed hair transplants. He began performing hair transplants on his own in 1993.

ITEM 6.   EXECUTIVE COMPENSATION.

     Mr. Martini is serving without any compensation.

     There is no employment agreement with the executive officer of the Company. The Company does not pay compensation to its director, nor does the Company compensate its director for attendance at meetings. The Company does reimburse the director for reasonable expenses incurred during the course of his performance. The Company does not offer stock options or similar incentive compensation to its officer or director. The Company anticipates that some form of incentive based compensation may be offered in the future.

STOCK OPTION PLAN

     On October 4, 1999, the shareholders adopted the 1999 Stock Option Plan, which provides for the granting of both incentive stock options and non-qualified options to eligible employees, officers, and directors. Initially, 750,000 shares of common stock were reserved for issuance pursuant to the exercise of stock options under this plan. The plan is administered by the board of directors.

     Each option granted under the plan will be evidenced by a written option agreement between the Company and the optionee. Incentive stock options may be granted only to employees as defined by the Internal Revenue Code. The option price of any incentive stock option may not be less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted under the plan to a person owning more than 10% of the total combined voting power of the common stock will have an option price of not less than 110% of the fair market value per share on the date of grant of the incentive stock option. The exercise period of options granted under the plan may not exceed ten years from the date of grant thereof. Incentive stock options granted to a person owning more than 10% of the total combined voting power of the common stock cannot be exercisable for no more than five years. No portion of any option will be exercisable prior to the first anniversary of the grant date.

     An option may not be exercised unless the optionee then is an employee, officer, or director of the company or its subsidiaries, and unless the optionee has remained continuously as an employee, officer, or director of the company since the date of grant of the option. If the optionee ceases to be an employee, officer, or director of the company or any subsidiary other than by reason of death, disability, retirement, or for cause, all options granted to such optionee, fully vested to such optionee but not yet exercised, will terminate 90 days after the date the optionee ceases to be an employee, officer, or director. All options which are not vested to an optionee, under the conditions stated in this paragraph for which employment ceases, will immediately terminate on the date the optionee ceases employment or association.

     As of December 31, 1999, 145,000 incentive stock options and 25,000 non-qualified options had been granted. Of the incentive stock options, at December 31, 1999, 40,000 are vested, 21,000 will vest in December 2000, 42,000 will vest in December 2001, 21,000 will vest in December 2002, and 21,000 will vest in December 2003. All of the non-qualified options are vested as of December 31, 1999. All of the options are exercisable at $0.74 per share and expire in December 2006. None of the options was granted to an officer or director of the Company.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Vein & Laser Center, Inc. is an Ohio corporation. Colin C. Herd, M.D., a principal shareholder of the Company, is its president and sole shareholder. Under the terms of a Medical Director and Administrative Services Agreement entered into as of July 30, 1997, Vein & Laser has sole responsibility for all medical and professional matters relating to the operations of the medical practice and LightTouch's laser center. LightTouch is responsible for billing and collecting payments from patients, scheduling patient appointments, assisting with record keeping functions., and providing medical support staff. LightTouch is obligated to pay Vein & Laser the amounts it collects on behalf of Vein & Laser. A minimum weekly amount is paid by LightTouch to Vein & Laser and the parties reconcile the accounts after each calendar quarter, including compensation of $5,000 for Dr. Herd.

     From July 30, 1997 through November 12, 1998, Gregory F. Martini and Dr. Colin C. Herd each purchased 1,260 shares of LightTouch common stock for $126,000. Each exchanged his 1,260 LightTouch shares for 2,830,283 shares of the Company's Common Stock in the Share Exchange.

     On July 30, 1997, LightTouch entered into a Lease Agreement with Intram Investment Corporation for its office space, a company which is owned and controlled by Gregory F. Martini, an officer, director, and principal stockholder of LightTouch and the Company. The lease expires July 30, 2007. On January 16, 1998, the agreement was modified to require weekly payments of $2,307.69 beginning February 6, 1998. Rent paid under the lease for the period August 1, 1997 to December 31, 1997 was $55,000. Rent paid for the year ended December 31, 1998 was $132,000.

     On August 22, 1997, LightTouch entered into a Lease Agreement with Intram Investment Corporation for laser equipment. The lease was for a term of 36 months commencing September 1, 1997, and required base rent of $269,802.72, payable in equal monthly installments of $7,494.52. LightTouch is responsible for the costs of maintenance and insurance. On January 18, 1998, the Agreement was modified to require weekly payments of $1,729.50 beginning February 6, 1998. Effective July 15, 1999, the Agreement was further modified to require weekly payments of $1,018.33.

     On September 26, 1997, LightTouch borrowed $25,000 from Gregory F. Martini. The promissory note, which was executed by the LightTouch and Dr. Colin C. Herd, required 11 payments of $2,500. The note was paid in full on May 26, 1998.

     On January 20, 1998, LightTouch borrowed $250,000 from Intram Investment Corporation with interest at 13% per annum. Payments were to be made in weekly installments of $5,018.53 beginning February 6, 1998. Dr. Colin C. Herd personally guaranteed payment of $125,000 of the amount and pledged 1,260 shares of LightTouch common stock as collateral. On December 18, 1998, the due date of the note was extended to May 12, 2000. On December 31, 1998, Intram transferred the note to Gregory R. Martini. On July 7, 1999, 120 shares of LightTouch common stock were issued to Gregory F. Martini as payment of the outstanding principal balance and accrued interest in the amount of $200,000. These shares were later exchanged for 269,550 shares of the Company's Common Stock in the Share Exchange.

     On July 31, 1998, LightTouch entered into a Lease Agreement with Intram Investment Corporation for liposuction equipment and computer software. The lease was for a term of 24 months commencing August 1, 1998, and required base rent of $17,552.88, payable in equal monthly installments of $884.57. LightTouch is responsible for the costs of maintenance and insurance. Effective July 15, 1999, the Agreement was modified to require monthly payments of $1.00.

     On August 24, 1998, Intram Investment Corporation loaned LightTouch $15,000 with interest at 10% per annum. Payments were to be made in weekly installments of $3,000 beginning September 4, 1998. This loan has been paid.
 On September 10, 1998, Gregory F. Martini loaned LightTouch $15,000 on the same terms. This loan has also been paid.

     On September 1, 1998, Intram Investment Corporation loaned LightTouch $17,013.93. The promissory note required weekly payments of $5,018.53 beginning August 7, 1999. This loan has been paid.

     On September 4, 1998, Intram Investment Corporation loaned LightTouch $30,000. The promissory note required weekly payments of $5,018.53 beginning September 24, 1999. This loan has been paid.

     On October 23, 1998, LightTouch entered into a Lease Agreement with Intram Investment Corporation for laser equipment and computer software. The lease was for a term of 30 months commencing October 30, 1998, and required base rent of $111,633.90, payable in equal weekly installments of $917.30. LightTouch is responsible for the costs of maintenance, taxes, and insurance.

     On November 12, 1998, Intram Investment Corporation loaned LightTouch $25,000. The promissory note required 11 bi-weekly payments of $2,500 beginning November 28, 1998. Dr. Colin C. Herd was a co-maker of this note. This loan has been paid.

     On January 8, 1999, Intram Investment Corporation loaned LightTouch $50,000 with interest at 3% per month. Dr. Colin C. Herd, an officer and director of LightTouch, personally guaranteed payment of $25,000 of the amount. On January 28, 1999, Intram loaned another $50,000 with interest at 3% per month. Dr. Herd also personally guaranteed payment of $25,000 of this amount. On July 7, 1999, 60 shares of LightTouch common stock were issued to Intram as payment of the loans in the amount of $100,000. These shares were later exchanged for 134,775 shares of the Company's Common Stock in the Share Exchange.

     On February 19, 1999, LightTouch entered into a Lease Agreement with Intram Investment Corporation for two vehicles. The lease was for a term of 12 months commencing March 1, 1999, and required base rent of $24,911.28 payable in 12 equal monthly installments of $2,075.94. LightTouch is responsible for the costs of maintenance and insurance on the vehicles.

     On March 31, 1999, LightTouch entered into a Lease Agreement with Gregory R. Martini for the lease of computer equipment on a month-to-month basis. The lease requires payment of $100 per month.

     On April 1, 1999, LightTouch entered into a Lease Agreement with Intram Investment Corporation for laser equipment and a vehicle. The lease was for a term of 24 months beginning April 16, 1999, and required base rent of $77,040.08, payable in equal weekly installments of $740.77. LightTouch is responsible for the costs of maintenance, insurance, and licensing.

     On May 1, 1999, LightTouch purchased equipment consisting of a power chair, surgical lamps, miscellaneous office supplies, aesthetician set-up, an autoclave, a smoke evacuator and stools from Intram Investment Corporation
for $15,725.   Intram had purchased the equipment from another laser center on March 9, 1999.

ITEM 8.   DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, each with $0.001 par value per share, and 25,000,000 shares of Preferred Stock, each with $0.001 par value per share.

COMMON STOCK

     Each share of Common Stock has one vote with respect to all matters voted upon by the shareholders. The shares of Common Stock do not have cumulative voting rights.

     Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its Common Stock and has no present intention of declaring any dividends in the future.

     Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

     The outstanding shares of the Common Stock of the Company are fully paid and non-assessable.

     The registrar and transfer agent for the Company's Common Stock is Interwest Stock Transfer, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 89117.

PREFERRED STOCK

     The Articles of Incorporation permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the Common Stock, all of which could adversely affect the rights of the holders of the Common Stock. The Board of Directors has not issued nor established a series of Preferred Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's Common Stock is not traded on a registered securities exchange, or on NASDAQ. The Company's Common Stock is quoted on the OTC Bulletin Board, and has been trading under the symbol "LTVL" since December 1999. The following table sets forth the range of high and low bid quotations for each fiscal quarter since the stock began trading. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

 FISCAL QUARTER ENDED                         HIGH BID             LOW BID
 December 31, 1999...................           $3.00               $1.06

     On January 18, 2000, the closing price for the Common Stock was $3.5625.

     As of December 31, 1999 there were 47 record holders of the Company's Common Stock. Since the Company's inception, no cash dividends have been declared on the Company's Common Stock.

ITEM 2.   LEGAL PROCEEDINGS.

     From August 31, 1999 to October 18, 1999, LightTouch filed four suits in the Court of Common Pleas for Hamilton County, Ohio. Each of the suits is against former employees of LightTouch and alleges breach of the non-compete clause of the former employee's employment contract with LightTouch. Most of the suits also allege intentional interference with the employment contract against the current employers of the former employees. To recover money damages from the defendants, LightTouch will have to prove that the employment contract provision was breached and a dollar amount in loss of business that it suffered as a result. LightTouch will not be able to recover its attorney fees even if it is successful in these suits.

     1. Filed August 31, 1999 against Michelle Hoffman nka Michelle Barnes, Tina Cluxton, and Radiant Laser and Hair Removal, Inc. LightTouch seeks injunctive relief and a judgment of $250,000 against each of Michelle Hoffman and Tina Cluxton for breach of the non-compete clause; judgment in the amount of $1,000,000 against Michelle Hoffman and Tina Cluxton for conversion of a patient list and procedures manual; judgment in the amount of $250,000 for actual damages and $1,000,000 for punitive damages against Radiant Laser and Hair Removal for intentional interference with LightTouch's employment contract; judgment against Michelle Hoffman for $4,275 in actual damages and $500,000 in punitive damages for failing to provide the means by which LightTouch could properly charge patients for treatment; and judgment against Tina Cluxton for $37,550 in actual damages and $1,000,000 in punitive damages for failing to provide the means by which LightTouch could properly charge patients for treatment. As of January 31, 2000, no trial date had been set. The proceedings are still in the discovery stage.

     2. Filed August 31, 1999 against Karen M. Miller and Joseph C. Russell, M.D. dba Anderson Cosmetic Hair & Vein Center. LightTouch seeks injunctive relief and a judgment of $250,000 against Karen Miller for breach of the non-compete clause; judgment of $250,000 against Karen Miller for disclosure of LightTouch's confidential information; judgment in the amount of $1,000,000 against Karen Miller for conversion of a patient list; and judgment in the amount of $250,000 for actual damages and $1,000,000 for punitive damages against Dr. Russell for intentional interference with LightTouch's employment contract. As of January 31, 2000, no trial date had been set. The proceedings are still in the discovery stage.

     3. Filed August 31, 1999 against Cathy A. Miller and Michael Leadbetter, M.D. dba The Plastic Surgery Group, Inc. LightTouch had sought injunctive relief and a judgment of $250,000 against Cathy Miller for breach of the non-compete clause; judgment of $250,000 against Cathy Miller for disclosure of LightTouch's confidential information; judgment in the amount of $1,000,000 against Cathy Miller for conversion of a patient list; and judgment in the amount of $250,000 for actual damages and $1,000,000 for punitive damages against Dr. Leadbetter for intentional interference with LightTouch's employment contract. As of January 31, 2000, this had been dismissed by LightTouch.

     4. Filed October 18, 1999 against Lisa Bowcock. LightTouch seeks injunctive relief, a judgment of $250,000 for breach of the non-compete clause, and a judgment of $250,000 for disclosure of LightTouch's confidential information. A trial date of August 28, 2000 has been scheduled for this case.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     None.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has sold shares of Common Stock which were not registered under the Securities Act of 1933, as amended, as follows:

     Effective October 1, 1999, the Company issued 6,750,000 shares in exchange for all of the issued and outstanding shares of LightTouch to 8 persons, in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933 for a transaction not involving a public offering. No underwriters were used and no commissions were paid.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 78.7502 of the General Corporation Law of Nevada and Article XI of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

                                    PART F/S

     The following financial statements are being filed:

Pro Forma Financial Statements of Strachan, Inc. dba LightTouch Vein & Laser,
Inc.
     Accountants Compilation Report
     Pro Forma Consolidating Balance Sheet (unaudited)
     Pro Forma Consolidating Statement of Operations (unaudited)
     Summary of Significant Assumptions

LightTouch Vein & Laser, Inc. - September 30, 1999
     Accountants Compilation Report
     Balance Sheet as of September 30, 1999 (unaudited)
     Statement of Operations for Nine Months Ended September 30, 1999
       (unaudited)

LightTouch Vein & Laser, Inc. - Years Ended December 31, 1998 and 1997
     Independent Auditor's Report
     Balance Sheets as of December 31, 1998 and 1997
     Statements of Operations for year ended December 31, 1998 and period from
       August 1, 1997 to December 31, 1997
     Statements of Stockholders' Deficiency for period from August 1, 1997 to
       December 31, 1998
     Statements of Cash Flow for year ended December 31, 1998 and period from
       August 1, 1997 to December 31, 1997
     Notes to Financial Statements

Strachan, Inc. - September 30, 1999
     Accountants Compilation Report
     Balance Sheet as of September 30, 1999 (unaudited)
     Statement of Operations for Nine Months Ended September 30, 1999
       (unaudited)

Strachan, Inc. - June 30, 1999 and December 31, 1998 and 1997
     Report of Independent Certified Public Accountants
     Balance Sheets as of June 30, 1999 and December 31, 1998
     Statements of Operations for the Six Months Ended June 30, 1999, Years
       Ended December 31, 1998 and 1997, and the Period May 1, 1981 to
       June 30, 1999
     Statement of Changes in Stockholders' Equity Period from May 1, 1981 to
       June 30, 1999
     Statement of Cash Flows for the Six Months Ended June 30, 1999, Years
       Ended December 31, 1998 and 1997, and the Period May 1, 1981 to
       June 30, 1999
     Notes to Financial Statements

                                 STRACHAN, INC.
                        DBA LIGHTTOUCH VEIN & LASER, INC.

                         PRO FORMA FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                                      WITH

                         ACCOUNTANTS' COMPILATION REPORT

                                 STRACHAN, INC.
                        dba LIGHTTOUCH VEIN & LASER, INC.

                                TABLE OF CONTENTS



                                                                                           Page
                                                                                           ----
Accountants Compilation Report                                                              1

Pro Forma Consolidating Financial Statements:

         Balance Sheet                                                                      2

         Statement of Operations                                                            3

Summary of Significant Assumptions                                                        4-5

Board of Directors and Shareholders
Strachan, Inc.
dba LightTouch Vein & Laser, Inc.:

We have compiled the accompanying pro forma consolidating balance sheet of Strachan, Inc. dba LightTouch Vein & Laser, Inc. as of September 30, 1999, and the related consolidating statement of pro forma income for the nine months then ended.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the transaction occurred at an earlier date. However, the pro forma financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transaction actually occurred earlier.

The accompanying presentation and this report were prepared to facilitate a share exchange and reorganization and should not be used for any other purpose.

A compilation is limited to presenting in the form of pro forma financial statements information that is the representation of management and does not include evaluation of the support for the assumptions underlying the pro forma transactions. We have not examined or reviewed the accompanying pro forma financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.


/s/ Clark, Schaefer, Hackett & Co.
----------------------------------

Cincinnati, Ohio
October 29, 1999

                                 STRACHAN, INC.
                        dba LIGHTTOUCH VEIN & LASER, INC.

                      PRO FORMA CONSOLIDATING BALANCE SHEET

                               SEPTEMBER 30, 1999

                                       ASSETS
                                       ------

                                                                       LightTouch Vein                        Pro Forma
                                                 Strachan, Inc.         & Laser, Inc.     Adjustments       Consolidated
                                                 --------------        ---------------    -----------       ------------
Current assets:
      Cash                                       $            -                105,444              -            105,444
      Accounts receivable                                     -                 55,141              -             55,141
      Note receivable - stockholder                           -                 15,000              -             15,000
                                                 --------------        ---------------    -----------       ------------
                   Total current assets                       -                175,585              -            175,585

Property and equipment - net                                  -                 58,633              -             58,633

Note receivable - stockholder, less
    current portion                                           -                102,477              -            102,477

Other assets                                                  -                 26,281              -             26,281
                                                 --------------        ---------------    -----------       ------------
                                                 $            -                362,976              -            362,976
                                                 ==============        ===============    ===========       ============



                                                  LIABILITIES AND SHAREHOLDERS' DEFICIT
                                                  -------------------------------------
Current liabilities:
      Accounts payable                           $        2,900                 51,192             -             54,092
      Other current liabilities                               -                 14,600             -             14,600
                                                 --------------        ---------------    -----------       ------------
                   Total current liabilities              2,900                65,792              -             68,692
                                                 --------------        ---------------    -----------       ------------

Shareholders' equity (deficit):
      Common stock, no par value;
         7,000 shares authorized; 3,005
         shares issued and outstanding                        -                 10,000        (10,000)                 -
      Common stock, $.001 par value,
         100,000,000, share authorized;
         7,500,000 shares issued and outstanding            460                      -        297,184            297,644
      Preferred stock, $.001 par value,
         25,000,000 shares authorized;                        -                      -              -                  -

      Additional paid-in capital                         31,540                902,000       (902,000)            31,540
      Accumulated deficit                               (34,900)              (614,816)       614,816            (34,900)
                                                 --------------        ---------------    -----------       ------------
                                                         (2,900)               297,184              -            294,284
                                                 --------------        ---------------    -----------       ------------
                                                 $            -                362,976              -            362,976
                                                 ==============        ===============    ===========       ============


See summary of significant assumptions and accountant's report.

                                 STRACHAN, INC.
                        dba LIGHTTOUCH VEIN & LASER, INC.

                 PRO FORMA CONSOLIDATING STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1999


                                                                LightTouch Vein                       Pro Forma
                                             Strachan, Inc.      & Laser, Inc.       Adjustments     Consolidated
                                             --------------     ---------------      -----------     ------------
Net sales                                  $              -           1,980,463                -      1,980,463

Costs and expenses
        Cost of sales                                     -           1,248,495                -      1,248,495
        Selling, general and
           administrative                             2,900             784,191                -        787,091
                                            ---------------      --------------      -----------      ---------
                                                      2,900           2,032,686                -      2,035,586
                                            ---------------      --------------      -----------      ---------

            Loss from operations                     (2,900)            (52,223)               -        (55,123)

Other income (expense) - net                              -                (826)               -           (826)

Interest expense                                          -             (81,597)               -         (81,597)
                                            ---------------      --------------      -----------       ---------
Net loss                                    $        (2,900)           (134,646)               -        (137,546)
                                            ===============      ==============      ===========       =========









See summary of significant assumptions and accountant's report.

                                 STRACHAN, INC.
                        dba LIGHTTOUCH VEIN & LASER, INC.

                       Summary of Significant Assumptions


1.       DESCRIPTION OF TRANSACTION

         On October 1, 1999, Strachan, Inc. ("the Company") underwent a business combination with LightTouch Vein & Laser, Inc. pursuant to a closing under an Agreement and Plan of Share Exchange dated October 1, 1999.

         Prior to the combination, the Company had a total of 460,000 common shares issued and outstanding. As the first step in the closing process the Company agreed to effect a forward stock split of approximately 1.63-for-1 on its outstanding shares of common stock so that the 460,000 shares outstanding will be split to 750,000 shares.

         On the effective date the Company issued an additional 6,750,000 common shares in exchange for 100% of the issued and outstanding common stock of LightTouch Vein & Laser, Inc., such that LightTouch Vein & Laser, Inc., after the exchange, became a wholly owned subsidiary of the Company.

         As a result of, and immediately following, these transactions, the Company had 7,500,000 common shares issued and outstanding. The shareholders of LightTouch as a group will own 90% of the then outstanding shares of common stock of the Company.

         For pro forma financial statement purposes, the transaction is accounted for as a recapitalization of LightTouch Vein & Laser, Inc., which is designated the accounting acquiree.

         Immediately after the effective date, Strachan will do business as
         (dba) LightTouch Vein & Laser, Inc.






         See accountants' compilation report.

2.       BASIS OF PRESENTATION

         The accompanying pro forma consolidating statements of operations ise presented for the interim period ended September 30, 1999. It is based upon historical results of the combining entitles as follows: Strachan, Inc. and LightTouch Vein & Laser, Inc. for the nine months ended September 30, 1999. It has been computed assuming the transaction was consummated at the beginning of each period presented, and includes all adjustments which give effect to events that are directly attributable to the transaction, are factually supportable, and are expected to have a continuing impact on the Company.

         The pro forma consolidating balance sheet is presented as of September 30, 1999. It is based upon historical financial position of the combining entities at September 30, 1999. It has been computed assuming the transaction was consummated on September 30, 1999 and includes adjustments which give effect to events that are directly attributable to the transaction and are factually supportable.

3.       BALANCE SHEET ADJUSTMENTS

         (a) To eliminate the pro forma investment by Strachan, Inc. in LightTouch Vein & Laser, Inc.


         See accountants' compilation report.

                                 STRACHAN, INC.

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                                      WITH

                        ACCOUNTANTS' COMPILATION REPORT

                                 STRACHAN, INC.

                                Table of Contents


                                                                         Page
                                                                         ----
Accountants Compilation Report                                             1

Financial Statements:

         Balance Sheet                                                     2

         Statement of Operations                                           3


                                 [LETTERHEAD]

Board of Directors and Shareholders
Strachan, Inc.:

We have compiled the accompanying balance sheet of Strachan, Inc. as of September 30, 1999, and the related consolidating statement of income for the nine months then ended.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not examined or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.



/s/ Clark, Schaefer, Hackett & Co.



Cincinnati, Ohio
October 29, 1999

                                  STRACHAN, INC

                                  BALANCE SHEET

                               SEPTEMBER 30, 1999


                                      ASSETS

 Current assets                                                    $          -

 Property and equipment                                                       -

 Other assets                                                                 -
                                                                   ------------
                                                                   $          -
                                                                   ------------



                       LIABILITIES AND SHAREHOLDERS' DEFICIT

 Current liabilities:
        Accounts payable                                           $      2,900
                                                                   ------------
               Total current liabilities                                  2,900
                                                                   ------------


 Shareholders' equity (deficit):
        Common stock, $.001 par value,
            100,000,000, share authorized;
            7,500,000 shares issued and outstanding                         460
        Additional paid-in capital                                       31,540
        Accumulated deficit                                             (34,900)
                                                                   ------------
                                                                         (2,900)
                                                                   ------------

                                                                   $          -
                                                                   ============

        See accountant's report.

                                 STRACHAN, INC.

                             STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1999



 Net Sales                                                        $         -

 Costs and expenses
        Selling, general and administrative                             2,900
                                                                 ------------
                                                                        2,900
                                                                 ------------
            Loss from operations                                       (2,900)

 Other income (expense) - net                                               -

 Interest expense                                                           -
                                                                 ------------
 Net loss                                                         $    (2,900)
                                                                 ============




 See accountant's report.

                          LIGHTTOUCH VEIN & LASER, INC.

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                                      WITH

                         ACCOUNTANTS' COMPILATION REPORT

                          LIGHTTOUCH VEIN & LASER, INC.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Accountants Compilation Report                                              1

Financial Statements:

         Balance Sheet                                                      2

         Statement of Operations                                            3

                                    [LOGO]
                        CERITIFIED PUBLIC ACCOUNTANTS
                            BUSINESS CONSULTANTS



Board of Directors and Shareholders
LightTouch Vein & Laser, Inc.:

We have compiled the accompanying balance sheet of LightTouch Vein & Laser, Inc. as of September 30, 1999, and the related statement of income for the nine months then ended.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not examined or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.








/s/ Clark, Schaefer, Hackett & Co.


Cincinnati, Ohio
October 29, 1999

                          LIGHTTOUCH VEIN & LASER, INC.

                                  BALANCE SHEET

                               SEPTEMBER 30, 1999

                                     ASSETS

 Current Assets:
        Cash                                                        $     105,444
        Accounts receivable                                                55,141
        Note receivable - stockholder                                      15,000
                                                                     ------------
               Total current assets                                       175,585

 Property and equipment - net                                              58,633

 Note receivable - stockholder, less current portion                      102,477

 Other assets                                                              26,281
                                                                     ------------
                                                                    $
362,976
                                                                     ============

 Current liabilities:
        Accounts payable                                            $      51,192
        Other current liabilities                                          14,600
                                                                     ------------
               Total current liabilities                                   65,792
                                                                     ------------
        Shareholders' equity (deficit):
            Common stock, no par value;
            7,000 shares authorized: 3,005
            shares issued and outstanding                                  10,000
            Additional paid-in capital                                    902,000
            Accumulated deficit                                          (614,816)
                                                                     ------------
                                                                          297,184
                                                                     ------------

                                                                    $     362,976
                                                                     ============

 See accountant's report.

                          LIGHTTOUCH VEIN & LASER, INC.

                             STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1999


 Net Sales                                                $     1,980,463

 Costs and expenses
        Cost of sales                                           1,248,495
        Selling, general and administrative                       784,191
                                                            -------------
                                                                2,032,686
                                                            -------------

        Loss from operations                                      (52,223)

 Other income (expense) - net                                        (826)

 Interest expense                                                 (81,597)
                                                            -------------
 Net loss                                                 $      (134,646)
                                                            =============









 See accountant's report

                               STRACHAN, INC.

                       FINANCIAL STATEMENTS AND REPORT

                 OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

           JUNE 30, 1999, DECEMBER 31, 1998, AND DECEMBER 31, 1997

ANDERSEN ANDERSEN & STRONG, L.C.                 941 East 3300 South, Suite 202
--------------------------------                     Salt Lake City, Utah 84106
Certified Public Accountants and                         Telephone 801-486-0096
  Business Consultants                                         Fax 801-486-0098
Member SEC Practice Section of the AICPA               E-mail KAndersen@msn.com


Board of Directors
Strachan, Inc.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Strachan, Inc. (a development stage company) at June 30, 1999, December 31, 1998, and December 31, 1997 and the statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1999 and years ended December 31, 1998, 1997 and 1996 the period May 1, 1981 (date of inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strachan, Inc. at June 30, 1999, and December 31, 1998 and the results of operations and cash flows for the six months ended June 30, 1999 and the years ended December 31, 1998, 1997 and 1996 and the period May 1, 1981 (date of inception) to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and does not have the working capital necessary for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in
Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       /s/ Andersen, Andersen & Strong

Salt Lake City, Utah
October 5, 1999

      A member of ACF International with affiliated offices worldwide

                                STRACHAN, INC.
                        (DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEETS
                   JUNE 30, 1999, AND DECEMBER 31, 1998

================================================================================

                                                  JUNE 30,   DECEMBER 31,
                                                    1999         1998
                                                  --------   ------------
ASSETS

CURRENT ASSETS

  Cash                                            $      -     $      -
                                                  --------     --------

    Total Current Assets                          $      -     $      -
                                                  ========     ========

LIABILITIES AND STOCKHOLDERS'
  EQUITY

CURRENT LIABILITIES

  Accounts payable                                $  2,900     $      -
                                                  --------     --------

    Total Current Liabilities                        2,900            -
                                                  --------     --------

STOCKHOLDERS' EQUITY - Note 5

  Common Stock
    100,000,000 shares authorized, at $0.001
    par value; 460,000 shares issued and
    outstanding                                        460          460

  Capital in excess of par value                    31,540       31,540

  Deficit accumulated during the
    development stage                              (34,900)     (32,000)
                                                  --------     --------

    Total Stockholders' Equity (Deficiency)         (2,900)           -
                                                  --------     --------

                                                  $      -     $      -
                                                  ========     ========

  The accompanying notes are an integral part of these financial statements.

                                STRACHAN, INC.
                        (DEVELOPMENT STAGE COMPANY)
                         STATEMENTS OF OPERATIONS
              FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND THE
     YEARS ENDED DECEMBER 31, 1998 AND 1997, AND THE PERIOD MAY 1, 1981
                   (DATE OF INCEPTION) TO JUNE 30, 1999

================================================================================

                                                                           MAY 1, 1981
                                                                      (DATE OF INCEPTION) TO
                                       1999        1998        1997       JUNE 30, 1999
                                     --------    --------    --------     -------------
REVENUES                             $      -    $      -    $      -       $      -

EXPENSES                                2,900      10,000           -         34,900
                                     --------    --------    --------       --------

NET LOSS                             $ (2,900)   $(10,000)   $      -       $(34,900)
                                     ========    ========    ========       ========

NET LOSS PER COMMMON
  SHARE

Basic                                $      -    $  (0.02)   $      -
                                     ========    ========    ========

AVERAGE OUTSTANDING
  SHARES

Basic                                 460,000     450,000     440,000
                                     --------    --------    --------


  The accompanying notes are an integral part of these financial statements.

                                STRACHAN, INC.
                        (DEVELOPMENT STAGE COMPANY)
               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
      PERIOD FROM MAY 1, 1981 (DATE OF INCEPTION) TO JUNE 30, 1999

================================================================================

                                                 COMMON STOCK      CAPITAL IN
                                                ---------------     EXCESS OF   ACCUMULATED
                                                SHARES   AMOUNT     PAR VALUE     DEFICIT
                                                ------   ------     ---------     -------
BALANCE MAY 1, 1981 (date of inception)              -    $   -      $     -      $      -

Issuance of common stock for cash
  at $.05 - September 9, 1993                  120,000      120        5,880             -

Issuance of common stock for cash
  at $.05 - September 18, 1993                  80,000       80        3,920             -

Issuance of common stock for cash
  at $.05 - December 6, 1993                   120,000      120        5,880             -

Issuance of common stock for cash
  at $.05 - December 18, 1993                  120,000      120        5,880             -

Net operating loss for the year ended
  December 31, 1993                                  -        -            -       (22,000)
                                               -------   ------     ---------     --------
BALANCE DECEMBER 31, 1997                      440,000      440        21,560      (22,000)

Issuance of common stock for cash
  at $.50 - April 25, 1998                      20,000       20        9,980             -

Net operating loss for the year
  ended December 31, 1998                            -        -            -       (10,000)
                                               -------   ------     ---------     --------
BALANCE DECEMBER 31, 1998                      460,000     460         31,540      (32,000)

Net operating loss for the six
  months ended June 30, 1999                         -        -            -        (2,900)
                                               -------   ------     ---------     --------
BALANCE JUNE 30, 1999                          460,000   $  460     $  31,540     $(34,900)
                                               =======   ======     =========     ========

  The accompanying notes are an integral part of these financial statements.

                                STRACHAN, INC.
                        (DEVELOPMENT STAGE COMPANY)
                          STATEMENT OF CASH FLOWS
              FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND THE
     YEARS ENDED DECEMBER 31, 1998, AND 1997, AND THE PERIOD MAY 1, 1981
                   (DATE OF INCEPTION) TO JUNE 30, 1999

================================================================================

                                                                                  MAY 1, 1981
                                                                            (DATE OF INCEPTION) TO
                                             1999        1998        1997       JUNE 30, 1999
                                           --------    --------    --------     -------------
CASH FLOWS FROM
  OPERATING ACTIVITIES

  Net loss                                 $ (2,900)   $(10,000)   $      -       $(34,900)

  Adjustments to reconcile net loss to
    net cash provided by operating
    activities

    Change in accounts payable                2,900           -           -          2,900

                                           --------    --------    --------       --------

      Net Cash (Used) From Operations             -     (10,000)          -        (32,000)
                                           --------    --------    --------       --------

CASH FLOWS FROM INVESTING
  ACTIVITIES                                      -           -           -              -
                                           --------    --------    --------       --------
CASH FLOWS FROM FINANCING
  ACTIVITIES

  Proceeds from issuance of common stock          -      10,000           -         32,000
                                           --------    --------    --------       --------

  Net Increase (Decrease) in Cash                 -           -           -              -

  Cash at Beginning of Period                     -           -           -              -
                                           --------    --------    --------       --------

  Cash at End of Period                    $      -    $      -    $      -       $      -
                                           ========    ========    ========       ========

  The accompanying notes are an integral part of these financial statements.

                                STRACHAN, INC.
                        (DEVELOPMENT STAGE COMPANY)
                       NOTES TO FINANCIAL STATEMENTS

================================================================================

1.  ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on May 1, 1981 with authorized common stock of 2,500 shares with no par value. On April 5, 1998 the authorized common stock was increased to 100,000,000 shares with a par value $0.001.

On April 5, 1998 the Company completed a forward stock split of one share of its outstanding stock for two hundred shares. This report has been prepared showing after stock split shares with a par value of $0.001 from its inception.

The company has been in the development stage since inception and has been primarily engaged in the business of developing mining properties. During 1994 the company abandoned its remaining assets and settled its liabilites and since that date has remained inactive.

See note 5 - subsequent events - for acquisition and reorganization of Company

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHODS

The Company recognizes income and expenses based on the accrual method of accounting.

DIVIDEND POLICY

The Company has not yet adopted a policy regarding payment of dividends.

INCOME TAXES

At December 31, 1998, the Company had a net operating loss carry forward of $32,000. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The loss carryforward will expire in 2019.

ESTIMATES AND ASSUMPTIONS

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

                                STRACHAN, INC.
                        (DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

================================================================================

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split, in accordance with FASB statement No 128.

3.  RELATED PARTY TRANSACTIONS

After the completion of the transactions outlined in note 5 related parties will have acquired 79% of the outstanding stock of the Company.

4.  GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, as needed, and the acquisition outlined in note 5 which will enable the Company to continue operations for the coming year.

5.  SUBSEQUENT EVENTS

During October 1999 the Company plans to acquire all of the outstanding stock of LightTouch Vein & Laser, Inc. (LightTouch), in a stock for stock exchange, by the issuance of 6,750,000 common shares of the Company. After the acquisition, LightTouch will became a wholly owned subsidiary of the Company and the former shareholders of LightTouch will own 90% of the outstanding stock of the Company.

LightTouch was organized in the state of Ohio on July 31, 1997 and is in the business of cosmetic laser treatment and hair restoration.

On October 4, 1999, prior to the above planned transaction, and as part of the plan of acquisition and reorganization, the Company changed its name to LightTouch Vein & Laser, Inc. and completed a forward stock split of its outstanding common shares of one share of its outstanding stock for 1.6304347 shares making total outstanding shares of 750,000 and by increasing its authorized stock to include 25,000,000 shares of preferred stock with a par value of $0.001. The terms and conditions of the preferred shares will be determined at the date of issuance.

                                STRACHAN, INC.
                        (DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

================================================================================

5.  SUBSEQUENT EVENTS - (continued)

After the completion of the outlined transactions the outstanding common stock of the Company will be 7,500,000.

Included in the following is a unaudited summary balance sheet of LightTouch Vein & Laser, Inc. (subsidiary) at September 30, 1999

ASSETS
  Current assets                       $302,106
  Other assets                          333,474
                                       --------

                                       $635,580
                                       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities                  $ 49,507
  Stockholders' equity                  586,073
                                       --------

                                       $635,580
                                       ========

                           LIGHTTOUCH VEIN & LASER INC

                              FINANCIAL STATEMENTS

                              FOR THE YEARS ENDED
                          DECEMBER 31, 1998 AND 1997

                           LIGHTTOUCH VEIN & LASER INC
                              FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS


                                                                 Page
                                                                 ----
Independent Auditors' Report                                       1

Financial Statements:

         Balance Sheets, December 31, 1998 and 1997                2

         Statement of Operations, from Inception
           (August 1, 1997) to December 31, 1997 and
           the Year Ended December 31, 1998                        3

         Statement of Stockholders Deficiency from
           Inception (August 1, 1997) to December 31,
           1997 and the Year Ended December  31, 1998              4

         Statements of Cash Flows, from Inception
           (August 1, 1997) to December 31, 1997 and
           the Year Ended December 31, 1998                       5 - 6

         Notes to Financial Statements                           7 - 11


                                 [LETTERHEAD]


                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Lighttouch Vein & Laser, Inc.

We have audited the accompanying balance sheets of Lighttouch Vein & Laser, Inc. (the "Company") as of December 31, 1998 and 1997 and the related statements of operations, deficiency, and cash flows for the period from inception (August 1, 1997) to December 31, 1997 and the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighttouch Vein & Laser, Inc as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the period from inception (August 1, 1997) to December 31, 1997 and the year ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Wiener, Goodman & Company, P.C.

WIENER, GOODMAN & COMPANY, P.C.
Certified Public Accountants

August 27, 1999

                         LIGHTTOUCH VEIN & LASER, INC.
                                 BALANCE SHEETS


                                     ASSETS

                                                                    December 31,
                                                          --------------------------------
                                                               1998              1997
                                                          --------------     -------------
Current Assets:
      Cash                                                   $ 55,460              $ 388
      Accounts receivable                                      20,386             21,661
      Other current assets                                         -               1,000
                                                            ---------           --------
                Total Current Assets                           75,846             23,049

Fixed assets - net                                             38,807             39,079
Other assets                                                   14,517              1,867
                                                            ---------           --------
                Total Assets                                 $129,170           $ 63,995
                                                            =========           ========

                  LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

Current Liabilities:
      Accounts payable                                       $ 27,705           $ 84,263
      Other current liabilities                                70,494             62,113
      Current portion of notes payable to
        officer/shareholder                                   162,843            100,000
                                                            ---------           --------
                Total Current Liabilities                     261,042            246,376

Long-term debt                                                 86,297                  -
                                                            ---------           --------
                Total Liabilities                             347,339            246,376
                                                            ---------           --------
Stockholders' (Deficiency):

      Common stock - no par value;
        authorized 7,000 shares, outstanding
        2,620 and 900 shares                                    2,620                900
      Additional Paid-in capital                              259,380             89,100
      (Deficit)                                              (480,169)          (272,381)
                                                            ---------           --------
                Total Stockholders' (Deficiency)             (218,169)          (182,381)
                                                            ---------           --------
                Total Liabilities and
                    Stockholders' (Deficiency)              $ 129,170           $ 63,995
                                                            =========           ========


                       See notes to financial statements

                        LIGHTTOUCH VEIN & LASER, INC.
                          STATEMENTS OF OPERATIONS



                                            Year Ended       From Inception
                                           December 31,     August 1, 1997 to
                                               1998         December 31, 1997
                                          --------------   -------------------

Net sales                                   $ 1,830,128          $  609,880
                                            -----------          ----------

Cost and Expenses:
   Cost of sales                              1,026,007             485,264
   Selling, general and administrative          885,918             391,997
                                            -----------          ----------
                                              1,911,925             877,261
                                            -----------          ----------
(Loss) from operations                          (81,797)           (267,381)
Other income - net                                2,902                 -
Interest expense                                128,893               5,000
                                            -----------          ----------

Net (loss)                                  $  (207,788)         $ (272,381)
                                            ===========          ==========


                       See notes to financial statements

                         LIGHTTOUCH VEIN & LASER, INC.
                    STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                                        Common Stock
                                        ------------          Additional
                                      Shares        Par        Paid-In
                                   Outstanding     Value       Capital      (Deficit)         Total
                                   -----------   ---------   ------------  -----------     -----------

Balance, August 1, 1997                  -       $   -       $     -       $      -        $      -

  Sale of common stock
    (valued at $1.00 per share)          900         900        89,100                         90,000
  Net (loss)                             -           -             -         (272,381)       (272,381)
                                   ---------     -------     ---------     ----------      ----------

Balance, December 31, 1997               900         900        89,100       (272,381)       (182,381)

  Sale of common stock
    (valued at $1.00 per share)        1,720       1,720       170,280            -           172,000
  Net (loss)                             -           -             -         (207,788)       (207,788)
                                   ---------     -------     ---------     ----------      ----------
Balance, December 31, 1998             2,620     $ 2,620     $ 259,380     $ (480,169)     $ (218,169)
                                   =========     =======     =========     ==========      ==========





                       See notes to financial statements

                         LIGHTTOUCH VEIN & LASER, INC.
                            STATEMENTS OF CASH FLOW

                                                 Year Ended     From inception
                                                December 31,   August 1, 1997 to
                                                   1998        December 31, 1997
                                                ------------   -----------------

Cash flows from operation activities
   Net (loss)                                  $ (207,788)        $ (272,381)
   Adjustments to reconcile net (loss) to
      net cash provided by operating
      activities:
      Depreciation and amortization                 8,014              3,369
      Changes in operating assets and
         liabilities                              (58,552)           121,848
                                               ----------         ----------
            Net Cash Used in Operating
               Activities                        (258,326)          (147,164)
                                               ----------         ----------

Cash flows from investing activities:
   Purchase of property and equipment              (7,742)           (42,448)
                                               ----------         ----------

Cash flows from financing activities:
   Proceeds from sale of stock                    172,000             90,000
   Proceeds from borrowings                           -              100,000
   Pepayment of borrowings                       (100,000)               -
   Proceeds from officer loans                    364,129                -
   Repayment to officer loans                    (114,989)               -
                                               ----------         ----------

            Net Cash Provided by financing
               Activities                         321,140            190,000
                                               ----------         ----------


Net increase in cash                               55,072                388

Cash - beginning of year                              388                -
                                               ----------         ----------
Cash - end of year                             $   55,460         $      388
                                               ==========         ==========


Changes in operating assets and liabilities:
   (Increase) decrease in accounts receivable  $    1,275         $  (21,661)
   (Increase) decrease in prepaid  expenses         1,000             (1,000)
   (Increase) in other assets                     (12,650)            (1,867)
   Increase (decrease) in accounts payable        (56,558)            84,263
   Increase in accrued expenses                     8,381             62,113
                                               ----------         ----------

                                               $  (58,552)        $  121,848
                                               ==========         ==========



                     See notes to financial statements

                           LIGHTTOUCH VEIN & LASER, INC.
                              STATEMENTS OF CASH FLOW


                                                          Year Ended           From Inception
                                                         December 31,        August 1, 1997 to
                                                             1998            December 31, 1997
                                                         ------------        -----------------
Supplementary Information:
      Cash paid during the year for:
           Interest                                        $ 127,893              $  6,000
                                                           =========              ========
           Taxes                                           $     -                $    -
                                                           =========              ========

Details of acquisition
      Fair value of assets acquired                        $     -                $102,338
                                                           ---------              --------
      Liabilities assumed                                  $     -                $ 97,338
                                                           ---------              --------
      Cost of acquisition 50 shares of
        Lighttouch common stock valued at
        $100 per share                                     $     -                $ 5,000
                                                           ---------              --------
Non Cash Financing Activities:
      Issuance of new debt                                 $ 250,000              $    -
                                                           =========              ========







                       See notes to financial statements

                            LIGHTTOUCH VEIN & LASER INC
                           NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED DECEMBER 31, 1998 AND 1997

1.       DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

         Lighttouch Vein & Laser, Inc ("Lighttouch") or (the "Compnay") , is engaged in the use of aesthetic lasers for cosmetic surgery. The center integrates laser treatments, vein treatments and other specific cosmetic surgical procedures. The four (4) areas of service are; cosmetic laser procedures, vein treatments, hair replacement, and body contouring.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CONCENTRATIONS OF CREDIT RISK

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Exposure to losses on receivables is principally dependant on each customer's financial condition. The Company controls its exposure to credit risk through credit approvals, credit limits and monitoring procedures.

         DEPRECIATION AND AMORTIZATION

         Property and equipment are stated at historical cost less accumulated depreciation. Depreciation and amortization are calculated using the straight - line method over their estimated useful lives.

         EVALUATION OF LONG-LIVED ASSETS

         Long - lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long - lived assets, their carrying value would be reduced by the excess, if any, of the long - lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long - lived asset. As of December 31, 1998, management concluded that no valuation allowance was required.

                            LIGHTTOUCH VEIN & LASER INC
                           NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED DECEMBER 31, 1998 AND 1997

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         RECLASSIFICATION

         Certain reclassifications have been made to prior year balances in order to conform with the current year's presentation.

2.       ACQUISITION

         On July 31, 1997, the Company acquired the assets, primarily consisting of accounts receivable and fixed assets and liabilities primarily consisting of accounts payable and notes payable of Personal Best Hair Restoration and Cosmetic Surgery Center, Inc. for 50 shares of Lighttouch Vein & Laser, Inc. stock valued at $5,000.

         The acquisition has been accounted for under the purchase method of accounting and includes the results of operations of the acquired entity from August 1, 1997, date of acquisition, to December 31, 1997. Goodwill which arose in connection with the acquisition in the amount of $718 was expensed.

3.       PROPERTY AND EQUIPMENT


                                                           December 31,
                                                   ----------------------------
                                                     1998                1999
                                                   -------              -------
         Machinery and equipment                   $45,190              $42,448
         Furniture and fixtures                      5,000                 -
                                                   -------              -------
                                                    50,190               42,448
         Less accumulated depreciation              11,383                3,369
                                                   -------              -------
                                                   $38,807              $39,079
                                                   =======              =======


4.       INCOME TAXES

         At December 31, 1998, the Company has a net operating loss ("NOL") carryforward of approximately $480,000 for financial reporting and tax purposes expiring in the years 2003 and 2004. The Company has not reflected any benefit of such net operating loss carryforward in the accompanying financial statements in accordance with Financial Accounting Standards Board Statement No. 109 as the realization of this deferred tax asset is not more than likely.

                            LIGHTTOUCH VEIN & LASER INC
                           NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED DECEMBER 31, 1998 AND 1997

5.       DEBT


                                                              December 31,
                                                      ----------------------------
                                                         1998              1997
                                                      ----------        ----------
Note payable to officer/stockholder,
interest at 13%, principal and
interest, in the amount of $5,019,
payable weekly through July 2000 (1)                   $249,140          $    -

Note payable to related party
interest at 12% due December
31, 1997                                                   -               50,000

Note payable to related party
interest at 12% due December
31, 1999 (1)                                               -               50,000
                                                       --------          --------
                                                        249,140           100,000
Less amounts due in one year                            162,843           100,000
                                                       --------          --------
Long - term debt                                       $ 86,297          $    -
                                                       ========          ========


(1) An officer/stockholder of the Company has personally guaranteed $125,000 of this loan.

         The Company incurred interest expense in the amounts of $127,760 and $5,000 for the year ended December 31, 1998 and for the period August 1, 1997, date of inception to December 31, 1997 respectively was recorded.

         During July 1999, amounts owed by the Corporation to an officer/stockholder in the amount of $200,000 was exchanged for 120 shares of common stock of Lighttouch, valued at $1,666 per common share. The exchange was in connection with the Company's private offiering. See Note 7 of Notes to Financial Statements.

                            LIGHTTOUCH VEIN & LASER INC
                           NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED DECEMBER 31, 1998 AND 1997

6.       COMMITMENTS AND CONTINGENCIES

         LEASES

         (a) The Company leases its facilities under a ten year operating lease with Intram Investment Corporation which is owned by an officer/stockholder of the Company. The lease expires July, 2007. Rent and executory charges for the periods ending December 31, 1998 and for the period August 1, 1997, date of inception, to December 31,1997 were $132,000 and $55,000 respectively.

         Following is a schedule of future minimum lease payments for operating leases as of December 31, 1998:


                    1999                               $  558,287
                    2000                                  336,548
                    2001                                  244,709
                    2002                                  239,469
                    2003                                  235,634
                    Thereafter                            605,000
                                                       ----------
                                                       $2,219,647
                                                       ==========


         In addition, the Company is obligated under various month to month leases for equipment. Rent expense for the year ending December 31, 1998 and for the period August 1, 1997, date of inception, to December 31, 1997 were $219,772 and $88,582, respectively.

         COMMITMENT

         The Company has employment contracts with various stockholders/officers and employees of the Company, the terms of which expire at various times through November 30, 2004. Such agreements provide for annual compensation adjusted annually for cost-of-living changes as well as incentive compensation if specified management goals are attained. The aggregate commitment for future salaries excluding bonuses was approximately $1,283,500.

                            LIGHTTOUCH VEIN & LASER INC
                           NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED DECEMBER 31, 1998 AND 1997

6.       COMMITMENTS AND CONTINGENCIES (CONTINUED)

         The Company entered into a Medical Director and Administrative Service Agreement with Dr. Herd (an officer/stockholder of the Company) which currently entitles him to annual compensation of $100,000 without expiration.

7.       SUBSEQUENT EVENTS:

         During January 1999 Lighttouch received two (2) loans from Intram Investment Corporation ("Intram"), a related party, for $50,000 each bearing interest at 3% per month. During July 1999 Intram was repaid in exchange for 60 shares of common stock of the Company valued at $1,666 per share. The exchange was in connection with the Company's July 1999 private offering.

         On January 15, 1999 Lighttouch acquired Tristate Laser Corporation's ("Tristate"), assets and assumed certain liabilities and obligations in exhange for 53 shares of Lighttouch common stock (valued at $25,000). Tristate is engaged in the business of laser technology. Lighttouch also entered into a five (5) year employment agreement with Dr. William Taylor, expiring November 30, 2003.

         During January 1999 Dr. Lanard purchased 132 shares of the Company's common stock in exchange for a note receivable in the amount of $125,000 payable monthly with interest at 8% through December 31, 2006.

         During June 1999, the Company concluded a private offering of its common stock, selling 301 shares of common stock for $500,000.

                                       PART III

The following exhibits are included with this registration statement:

  REGULATION
  S-B NUMBER  DOCUMENT
     2.1      Agreement and Plan of Share Exchange

     3.1      Amended and Restated Articles of Incorporation

     3.2      Bylaws

     10.1     Lease Agreement with Intram Investment Corporation dated
              July 30, 1997

     10.2     Lease Agreement with Intram Investment Corporation dated
              August 22, 1997

     10.3     Promissory Note to Intram Investment Corporation dated
              January 20, 1998

     10.4     Lease Agreement with Intram Investment Corporation dated
              July 31, 1998

     10.5     Promissory Note to Intram Investment Corporation dated
              August 24, 1998

     10.6     Promissory Note to Intram Investment Corporation dated
              September 1, 1998

     10.7     Promissory Note to Intram Investment Corporation dated
              September 4, 1998

     10.8     Promissory Note to Gregory F. Martini dated September 10, 1998*

     10.9     Lease Agreement with Intram Investment Corporation dated
              October 23, 1998

    10.10     Promissory Note to Intram Investment Corporation dated
              November 12, 1998

    10.11     Promissory Note to Intram Investment Corporation dated
              January 28, 1999

    10.12     Purchase Agreement between Tri-State Laser Corporation and Light
              Touch Vein & Laser, Inc. dated January 15, 1999

    10.13     Lease Agreement with Intram Investment Corporation dated
              February 19, 1999

    10.14     Lease Agreement with Gregory F. Martini dated March 31, 1999

    10.15     Lease Agreement with Intram Investment Corporation dated
              April 1, 1999

    10.16     Medical Director and Administrative Service Agreement

    10.17     1999 Stock Option Plan

    10.18     License and Distribution Agreement with VMM Enterprises, Inc.

      21      Subsidiaries of the Registrant

      27      Financial Data Schedule


*   To be filed by amendment

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

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       LIGHTTOUCH VEIN & LASER, INC.


Date: February 1, 2000                 By: /s/ Gregory F. Martini
                                           ------------------------------
                                           Gregory F. Martini, President



                                       15